* KH 3/10

AB 3/12

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2011
19 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-52506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTRADE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Rector Street, Suite 1103
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian J. Potash **(212) 566-2484**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019443

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

BB 3/17

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Potash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTRADE, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

2014

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTRADE, LLC

Statement of Financial Condition

December 31, 2010

INTRADE, LLC
December 31, 2010

TABLE OF CONTENTS

maloneBailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS' REPORT

To the Members of
Intrade, LLC
New York, NY

We have audited the accompanying statement of financial condition of Intrade, LLC (the "Company") as of December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intrade, LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

February 28, 2011

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

INTRADE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 3,151,191
Clearing deposits	2,867,744
Due from clearing brokers	13,852,393
Interest and dividends receivable	1,192
Fixed assets (net of accumulated depreciation of $2,938,295)	2,148,541
Rebates receivable	10,327
Security deposits	11,200
Prepaid expenses	27,699
Exchange seats, at market value	780,000
JBO membership	10,000
Other investments	43,019
TOTAL ASSETS	$ 22,903,306
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable and accrued expenses	$ 816,863
Dividends payable	2,250
TOTAL LIABILITIES	819,113
Commitments and contingencies	-
Subordinated loans	500,000
	500,000
Members' equity	21,584,193
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 22,903,306

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Intrade, LLC, a New York limited liability company (the "Company") is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association, BATS and Chicago Mercantile Exchange ("CME") Group, (which includes, New York Mercantile Exchange (NYMEX), CME and Commodity Exchange, Inc. ("COMEX").)

The Company is engaged in the activity of trading securities and futures solely for its proprietary account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2010 the Company's clearing agencies held assets of $2,867,744 on behalf of the Company.

Additionally, a cash balance of $3,151,191 is held at one financial institution which exceeds the $250,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis.

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of five to seven years. Software is depreciated over 5 years. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or, the estimated useful life of the assets. Depreciation is computed on a straight line basis.

Exchange Memberships

The Company's NYMEX, CME and COMEX ("the Exchanges") seats, which represent ownership interests in the Exchanges and provides the Company with the right to conduct business on the Exchanges, are recorded at lower of cost or market.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income Taxes

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's members in a limited liability corporation.

Translation of Foreign Currencies

The Company's Canadian dollar brokerage account is translated at year end rates of exchange by the clearing broker. Transactions during the year are recorded at their U.S. dollar equivalent at the time the transaction occurs. Any currency gain or loss is included in the gain or loss of the completed transaction.

NOTE 3 - FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to, sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

NOTE 3 - FAIR VALUE OF INVESTMENTS

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2010.

	Fair Value	Fair Value Hierarchy
Other investments	$ 43,019	Level 2

NOTE 4 - FIXED ASSETS

Fixed assets are comprised of the following at December 31, 2010:

Furniture	$ 29,480
Equipment	3,318,425
Software	691,666
Leasehold Improvements	1,047,265
	5,086,836
Less: Accumulated depreciation and amortization	(2,938,295)
Total	$ 2,148,541

NOTE 5 - EXCHANGE MEMBERSHIPS

The Company's exchange memberships which represent ownership interests in the exchanges and provide the Company with the right to conduct business on exchanges are recorded at market value as follows:

		Amount
CME IOM*2	$	260,000
COMEX*2		100,000
NYMEX*2		420,000
	$	780,000

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Contingencies

The Company has entered into a negotiation for early termination of a services contract with one if its vendors. The Company estimates that the total settlement cost of the early termination will be $200,000. As of December 31, 2010, the Company had recorded a contingent liability for this amount and it is included in accounts payable and accrued expenses in the statement of financial condition.

Operating Leases

The Company has lease agreements for office space which expire through 2014. During 2010, the Company paid $445,708 in rent expense.

Remaining commitments under operating leases are $163,728 per year for the years ended December 31, 2011 through 2014.

Seat Leases

The Company has entered into an Assignment Agreement with an outside party whereby 6,000 Class A shares have been assigned to the Company, which when pledged to the CME will enable the Company to qualify as a NYMEX member firm. The Company's clearing broker has indemnified the Assignor from any loss and/or liability associated with use of these assets.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, a Company with subordinated debt may not have a debt to debt equity ratio in excess of 70%. The Company is also subject to the Commodity Futures Trading Commission's (CFTC'S) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2010, the Company's net capital was $19,013,235 which was $18,763,235 in excess of its required net capital of $250,000. The Company's debt to debt-equity ratio was 0.0226 to 1.

NOTE 8 - SUBORDINATED BORROWINGS

During 2010, the Company made no repayments on its subordinated debt.

The borrowings under subordination agreements at December 31, 2010 are as follows:

Subordinated loan, variable rate (prime rate as published in the Wall Street Journal plus 3.5%), interest payable monthly, maturity date March 3, 2012 $ 500,000.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Additionally, all borrowings have automatic rollover provisions.

NOTE 9 - OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears its futures transactions through a clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 10 - EMPLOYEE BENEFIT PLAN

On January 1, 2008, the Company adopted the Intrade LLC 401(K) Plan under section 401(K) of the Internal Revenue Code of 1986, as amended. Under the Plan all employees eligible to participate may elect to contribute up to the lesser of a specified percent of their salary or the maximum amount allowed under the code which for 2010 was $16,500. All employees who are at least 21 years of age and have one full year of service are eligible to participate in the Plan. The same situations apply to all eligible for a matching contribution which is at the discretion of management. During the year ended December 31, 2010, contributions to the plan were $132,000, and the matching contribution made by the Company was $14,208.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2011, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.